UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

OATLY GROUP AB

B.	This is an (check one):

	☒	original filing for the Filer.

	☐	amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	OATLY GROUP AB

Form type:	Tender Offer/Rights Offering Notification Form on Form CB (the “Form CB”)

File Number (if known):	005-93413

Filed by:	OATLY GROUP AB

Date Filed (if filed concurrently, so indicate):	June 18, 2024 (concurrent herewith)

D.	The Filer is incorporated or organized under the laws of:

Sweden

and has its principal place of business at:

Ångfärjekajen 8
211 19 Malmö
Sweden
+46 418 475500

E.	The Filer designates and appoints Oatly Inc., (“Agent”) located at:

2275 Bridge Street, Building 209, Suite 200, Philadelphia, PA 19137 (866) 704-0391

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	Any investigation or administrative proceeding conducted by the Commission; and

(b)	Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities described by the Filer in the Form CB filed on June 18, 2024 or any purchases or sales of any security in connection therewith. Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Malmö, country of Sweden, on June 18, 2024.

Filer: OATLY GROUP AB

By:	/s/ Jean-Christophe Flatin
Name:	Jean-Christophe Flatin
Title:	Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on June 18, 2024.

OATLY INC.
(Agent for service of process for Oatly Group AB)

By:	/s/ Matthew Merritt
Name:	Matthew Merritt
Title:	Authorized Signatory